Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE
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Contact:
ASE, Inc.                                 Thomson Financial/Carson
Joseph Tung, CFO / Vice President         Mylene Kok, Regional Director   Daniel Loh
Freddie Liu, Assistant Vice President     Judith Walls, Director          Associate Director
Tel: + 886-2-8780-5489                    + 65-879-9889                   + 1-212-701-1998
Fax: + 886-2-2757-6121                    mylene.kok@tfn.com.sg           dan.loh@tfn.com
Investor-relations@asek.asetwn.com.tw     judith.walls@tfn.com.sg
http://www.aseglobal.com
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                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                        ANNOUNCES JUNE 2001 NET REVENUES

TAIPEI, TAIWAN, R.O.C., JULY 9, 2001 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311) announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of June 2001.

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CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED) *

                           Jun            May            Jun      Sequential     YoY
(NT$ Thousand)             2001           2001           2000     Change         Change
                        ---------------------------------------------------------------
Net Revenues            2,602,183      2,855,721      4,440,337     -8.9%        -41.4%

                           Q2             Q1             Q2       Sequential     YoY
(NT$ Thousand)             2001           2001           2000     Change         Change
                        ---------------------------------------------------------------
Net Revenues            8,488,289     11,250,022      12,435,602    -24.5%       -31.7%


MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                           Jun            May            Jun      Sequential     YoY
(NT$ Thousand)             2001           2001           2000     Change         Change
                        ---------------------------------------------------------------
Net Revenues            1,226,722      1,414,803      2,123,509     -13.3%       -42.2%

                           Q2             Q1             Q2       Sequential     YoY
(NT$ Thousand)             2001           2001           2000     Change         Change
                        ---------------------------------------------------------------
Net Revenues            4,287,457      5,750,360      6,184,998     -25.4%       -30.7%
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* Such consolidated net revenues include, in addition to net revenues of ASE
Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc.,
ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.